MADE AS OF NOVEMBER 29, 2013

THE MANUFACTURERS LIFE INSURANCE COMPANY

and

BNY TRUST COMPANY OF CANADA

TRUSTEE

FOURTH SUPPLEMENTAL INDENTURE

Supplemental to

THE AMENDED AND RESTATED

TRUST INDENTURE

MADE AS OF NOVEMBER 18, 2011

and providing for the issue of

$250,000,000 PRINCIPAL AMOUNT OF 2.926% FIXED/FLOATING

SUBORDINATED DEBENTURES

due 2023

TORYS
               l l p

THIS FOURTH SUPPLEMENTAL INDENTURE made as of November 29, 2013

BETWEEN:

THE MANUFACTURERS LIFE INSURANCE COMPANY, a corporation amalgamated under the Insurance Companies Act (Canada) and having its registered office in the City of Toronto in the Province of Ontario

(the “Corporation”),

- and -

BNY TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada and having an office in the City of Toronto in the Province of Ontario

(the “Trustee”)

WHEREAS the Corporation and CIBC Mellon Trust Company were parties to an indenture dated November 8, 2002 as supplemented by a first supplemental indenture dated November 8, 2002 (the “Original Indenture”) which provided, among other things, for the creation and issuance of the Debentures; and

WHEREAS CIBC Mellon Trust Company resigned as trustee and BNY Trust Company of Canada was appointed as the replacement Trustee; and

WHEREAS the Corporation and the Trustee have amended and restated the terms of the Original Indenture pursuant to the Amended and Restated Trust Indenture made as of November 18, 2011 (as so amended and restated and as may be further modified and in effect from time to time, the “Principal Indenture”); and

WHEREAS by a First Supplemental Indenture (the “First Supplemental Indenture”) made as of November 18, 2011 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 4.21% Fixed/Floating Subordinated Debentures due 2021 in the aggregate principal amount of $550,000,000, upon the terms set forth in the Principal Indenture as supplemented by the First Supplemental Indenture; and

WHEREAS by a Second Supplemental Indenture (the “Second Supplemental Indenture”) made as of February 17, 2012 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 4.165% Fixed/Floating Subordinated Debentures due 2022 in the aggregate principal amount of $500,000,000, upon the terms set forth in the Principal Indenture as supplemented by the Second Supplemental Indenture; and

WHEREAS by a Third Supplemental Indenture (the “Third Supplemental Indenture”) made as of February 25, 2013 between the Corporation and the Trustee, provision was made for the issue of one series of debt securities, such series being the 2.819% Fixed/Floating Subordinated Debentures due 2023 in the aggregate principal amount of $200,000,000, upon the terms set forth in the Principal Indenture as supplemented by the Third Supplemental Indenture; and

WHEREAS the Corporation is duly authorized to create and issue a series of debt securities upon the terms set forth in the Principal Indenture. The terms, provisions and conditions of such series are provided for by this Fourth Supplemental Indenture which supplements the Principal Indenture, such series being the 2.926% Fixed/Floating Subordinated Debentures due 2023 in an aggregate principal amount of $250,000,000 (the “Debentures”). In connection therewith, the Corporation has requested that the Trustee execute this Fourth Supplemental Indenture; and

WHEREAS all necessary corporate action has been taken by the Corporation to make the Debentures, when certified by the Trustee and issued as provided in this Fourth Supplemental Indenture, valid, binding and legal obligations of the Corporation with the benefit and subject to the terms of the Principal Indenture as supplemented by this Fourth Supplemental Indenture; and

WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee; and

WHEREAS the terms of this Fourth Supplemental Indenture are to be executed and delivered by the parties hereto by way of supplement to the Principal Indenture in order to provide for the issue of the Debentures; and

WHEREAS the Trustee has full power and authority to execute this Fourth Supplemental Indenture and to accept and execute the trusts herein imposed upon it;

NOW THEREFORE the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	To be read with Indenture.

This Fourth Supplemental Indenture is supplemental to the Indenture (as defined below) and shall hereafter be read together with the Indenture and shall have effect as if all the provisions thereof and hereof were contained in one instrument.

1.2	Definitions.

In this Fourth Supplemental Indenture, unless there is something in the subject matter or context inconsistent therewith:

(a)
the expressions “Article” and “Section” followed by a number mean and refer to the specified Article and Section of this Fourth Supplemental Indenture unless otherwise expressly stated. Other expressions defined in the Principal Indenture have the same meanings when used in this Fourth Supplemental Indenture.

(b)
“3-month CDOR” means, for any quarterly floating rate interest period, the average bid rate of interest (expressed as an annual percentage rate) rounded to the nearest one-hundred-thousandth of 1.00% (with .000005 per cent being rounded up) for Canadian dollar bankers’ acceptances with maturities of three months which appears on the Reuters Screen CDOR Page as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period. If such rate does not appear on the Reuters Screen CDOR Page on such day, the 3-month CDOR for such period shall be the average of the bid rates of interest (expressed and rounded as set forth above) for Canadian dollar bankers’ acceptances with maturities of 90 days for same-day settlement as quoted by such of the

Schedule I banks (as defined in the Bank Act (Canada)) as may quote such a rate as of 10:00 a.m., Toronto time, on the first Business Day of such quarterly interest period.

(c)
“Bankers’ Acceptance Rate” means, for any interest period, the rate applicable to Canadian dollar bankers’ acceptances with a term to maturity of 30 days appearing on the Reuters Screen CDOR Page (or any successor or substitute page or service) as of 10:00 a.m. Toronto time on the first day of such interest period.

(d)	“Business Day” means any day on which Canadian chartered banks are open for business in Toronto and which is not a Saturday or Sunday.

(e)
“Indenture” (when not qualified by the words “Principal”, “Original” or “Supplemental”), “hereto”, “hereby”, “hereunder”, “hereof”, “herein” and similar expressions refer to the Principal Indenture and all indentures, deeds or other instruments supplemental or ancillary thereto, including this Fourth Supplemental Indenture and not to any particular Article, Section, subdivision or portion hereof.

(f)	“Debentures” means any Debentures of any series referred to in Article 2 of this Fourth Supplemental Indenture.

(g)	“MCCSR” means the Minimum Continuing Capital Surplus Requirements (or its equivalent) for Canadian federally regulated insurance companies.

(h)
“Prospectus Supplement” means the form of prospectus supplement for each series of Debentures issued containing the specified variable terms of the Debentures of that series in accordance with Section 2.1.

(i)
“Program Amount” means the aggregate principal amount of Debentures qualified for issuance from time to time under the Prospectus then in effect. As of the date of this Supplement the Program Amount is $2,000,000,000.

(j)
“Prospectus” means the short form base shelf prospectus of the Corporation with respect to the continuous offering of Debentures filed with the securities regulatory authority in each of the provinces and territories of Canada from time to time, including any amendments or supplements thereto (other than any Prospectus Supplement).

(k)
“Reuters Screen CDOR Page” means the display designated as page “CDOR” on the Reuters Monitor Money Rates Service (or such other page as may replace the CDOR page on that service) for purposes of displaying Canadian dollar bankers’ acceptance rates.

(l)	“Superintendent” means the Superintendent of Financial Institutions (Canada).

(m)	“Supplement” means this Fourth Supplemental Indenture made as of the date hereof, together with all schedules hereto.

(n)	“U.S. Person” means a U.S. Person as defined in Regulation S under the U.S. Securities Act.

(o)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended.

(p)	“Written Order of the Corporation” has the meaning given in the Principal Indenture.

ARTICLE 2

ISSUE OF SUBORDINATED DEBENTURES

2.1	Form, Terms and Certification and Delivery of the 2.926% Fixed/Floating Subordinated Debentures.

(a)
The fourth series of Debentures authorized to be issued from time to time hereunder, as one or more series, are designated “2.926% Fixed/Floating Subordinated Debentures” and are herein sometimes called the “Debentures”. The Debentures may be issued by the Corporation in separate series from time to time in an unlimited aggregate principal amount and may only be validly issued when the aggregate principal amount of the relevant series of Debentures to be issued, when added to the aggregate principal amount of all Debentures previously or simultaneously issued under the Prospectus in effect on the date of issue, does not exceed the Program Amount. Upon any increase or decrease from time to time in the Program Amount, the Corporation shall forthwith deliver to the Trustee a certified copy of the resolution of the Directors of the Corporation approving such change, together with a copy of any amendment of or supplement to the Prospectus relating to such increase or decrease. Debentures shall be delivered to the Trustee on the respective terms set out in Article 4 and, subject to compliance with the provisions of Section 2.2.1 of the Principal Indenture, shall be certified by or on behalf of the Trustee by a certificate substantially in the form specified on Schedule A and delivered by the Trustee upon receipt of the Written Order of the Corporation.

ARTICLE 3

TERMS OF THE DEBENTURES

3.1	Designation and Issue.

In accordance with the Principal Indenture the Corporation is authorized to issue under this Fourth Supplemental Indenture the 2.926% Fixed/Floating Subordinated Debentures as a series of Debt Securities, which will have the respective terms set out in this Article 3 in addition to the terms set out in the Principal Indenture.

(a)
Principal Amount. The initial principal amount of the Debentures which may be issued under this Fourth Supplemental Indenture is $250,000,000. The Corporation may, at its option, reopen this series of Debt Securities in accordance with the provisions of Section 2.2.3 of the Principal Indenture.

(b)	Issue Date. The Debentures will be dated November 29, 2013 (regardless of their actual date of issue) (the “Issue Date”).

(c)
Fixed Rate of Interest. The Debentures will bear interest from the Issue Date to but excluding November 29, 2018 at a fixed annual rate of 2.926% payable in equal semi-annual installments on May 29, and November 29 of each year, with the first interest payment due on May 29, 2014 and the last interest payment due on November 29, 2018. The amount payable from and including the Issue Date to but excluding May 29, 2014 will be $14.63 per $1,000 principal amount of Debentures.

(d)
Floating Rate of Interest. The Debentures will bear interest from and including November 29, 2018 to but excluding November 29, 2023, at a floating rate of interest equal to the 3-month CDOR plus 0.85% payable quarterly in arrears on the 28th day of February and on the 29th of each of May, August and November in each year, commencing February 28, 2019. The Corporation shall provide to the Trustee its interest calculation in respect of any floating rate interest period.

(e)	Calculation of Interest. Interest will be calculated on the basis of a year of 365 days.

(f)	Stated Maturity Date. The Debentures will mature on November 29, 2023.

(g)	Denominations. The Debentures will be issued in minimum denominations of $1,000 and integral multiples thereof, subject as provided in accordance with clause (k) below;

(h)
Redemptions. The Corporation may, at its option, redeem the Debentures, with the prior approval of the Superintendent, in accordance with the provisions of Article 3 of the Principal Indenture and on not less than 30 days’ nor more than 60 days’ prior notice to the applicable Holder, in whole or in part, on or after November 29, 2018 at a redemption price equal to par, together with accrued and unpaid interest to but excluding the date of redemption.

(i)
Defeasance. On or after November 29, 2018, the Corporation may, at its option, elect, with the prior approval of the Superintendent, to be released from the terms of the Indenture relating to the outstanding Debentures in accordance with the provisions of Article 8 of the Principal Indenture.

(j)
Amendments Affecting Capital Treatment. Each of the Corporation and the Trustee agrees, and each Holder of a Debenture, by such Holder’s acceptance thereof, likewise agrees, not to make any changes to this Indenture or the Debentures, without, but may from time to time with, the prior approval of the Superintendent, which might affect the classification afforded the Debentures from time to time for capital adequacy purposes pursuant to the Insurance Companies Act (Canada) or the MCCSR.

(k)	Currency. The Debentures will be issued in Canadian Dollars.

(l)	Form. Each Debenture will be issued substantially in the form of the registered Debenture as set out in Article 4.

(m)	Place of Payment. Payments of principal and interest on each registered interest bearing Debenture shall be made in Canadian Dollars at the head office of the Trustee in Toronto, Ontario.

(n)
U.S. Legend. The Trustee acknowledges that the Debentures have not been and will not be registered under the U.S. Securities Act, and may not be offered or sold within the United States, except that the Debentures may be offered or sold to Qualified Institutional Buyers pursuant to Rule 144A under the U.S. Securities Act. Each Debenture issued to a U.S. Person pursuant to an exemption from the registration requirements of the U.S. Securities Act, and all Debentures issued in exchange or transfer herefore, shall bear the legend set forth on Schedule B in boldface print on the face of such certificate.

(o)
Upon receipt by the Trustee of the documents and instruments required pursuant to this Fourth Supplemental Indenture, the Trustee shall certify the Debentures and cause the Debentures to be delivered in accordance with the Written Order of the Corporation.

3.2	Execution and Delivery of Book-Entry Securities.

The Corporation may establish that any Debentures are to be issued under the Book-Entry System in accordance with Section 2.15 of the Principal Indenture, which Book-Entry Debentures shall be evidenced in the form of a single Definitive Security in the form set out in Article 4 and shall bear a legend substantially to the following effect:

“Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to The Manufacturers Life Insurance Company (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.”

ARTICLE 4

FORM OF 2.926% FIXED/FLOATING SUBORDINATED DEBENTURES

4.1	2.926% Fixed/Floating Subordinated Debentures.

The English language version of the Definitive Securities representing the Debentures, the certificate of the Trustee and the registration panel for a Debenture shall be substantially in the respective forms set forth in Schedule A modified as may be necessary to reflect the specific terms and conditions of the Debentures determined in accordance with Article 3.

ARTICLE 5

SUNDRY PROVISIONS

5.1	Acceptance of Trust.

The Trustee hereby accepts the trusts in this Fourth Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture. This agreement and all documents relating to the transactions covered hereby have been drawn up in English at the express wish of the parties. Ce contrat et tous les documents pertinents á cette transaction ont été rédigés en anglais á la volonté expresse des parties.

5.2	Counterparts and Formal Date.

This Fourth Supplemental Indenture may be executed in several counterparts and delivered by facsimile or other electronic transmission, each of which so executed shall be deemed to be an original, and such counterparts together shall be deemed to bear the same date as the Issue Date.

- signature page follows -

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the Issue Date specified above.

THE MANUFACTURERS LIFE INSURANCE COMPANY
By:	/s/Stephen B. Roder
Name: Stephen B. Roder
Title: Senior Executive Vice President and Chief Financial Officer

By:	/s/H. Steven Moore
Name: H. Steven Moore
Title: Senior Vice President, Treasurer and Investor Relations
(corporate seal)

BNY TRUST COMPANY OF CANADA
By:	/s/Steven Broude”
Name: Steven Broude
Title: Authorized Signatory

(corporate seal)

[Signature page to Fourth Supplemental Indenture]

SCHEDULE A

Certificate No. 1

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc. (“CDS”) to The Manufacturers Life Insurance Company (the “Issuer”) or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate.

THIS DEBENTURE CONSTITUTES SUBORDINATED INDEBTEDNESS OF THE CORPORATION

THE MANUFACTURERS LIFE INSURANCE COMPANY
(Amalgamated under the Insurance Companies Act (Canada)),

2.926% FIXED/FLOATING SUBORDINATED DEBENTURES

CUSIP No.:	564835AF3	Interest Calculation:	Actual / 365
Issue Date:	November 29, 2013	Registered Holder:	CDS & Co.
Maturity Date:	November 29, 2023	Principal Amount:	$250,000,000

Interest Rate:	2.926% (0-5 years); 3-month CDOR + 0.85% (5 years - maturity)
Interest Payment Dates:	May 29 and November 29 (0-5 years); February 28, May 29, August 29 and November 29 (5 years - maturity)

THE MANUFACTURERS LIFE INSURANCE COMPANY (the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on the maturity date or on such earlier or later date as the principal amount hereof may become due in accordance with the provisions of the Fourth Supplemental Indenture hereinafter mentioned and with the provisions of the prospectus supplement dated November 26, 2013 attached to this Debenture (the “Prospectus Supplement”), the above principal sum in lawful money of Canada on presentation and surrender of this Debenture at the head office of the Trustee (as defined below), if this instrument is issued in the book-entry system, or at any branch in Canada of the Royal Bank of Canada, as selected by the Holder, if this instrument is issued in definitive form, as selected by the Holder, and to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest has been paid or made available for payment, whichever is later, at the interest rate per annum set forth above calculated as set forth above, in like money; and should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, calculated as set forth above, in like money, at one of the said places, as selected by the Holder, and on the same dates. Whenever interest is computed on a basis of a year (the “deemed year”) which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the Interest Act (Canada) by multiplying such rate of such interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

This Debenture is one of the Debentures of the Corporation, issued or issuable in one or more series under the provisions of the Amended and Restated Trust Indenture made as of November 18, 2011 as supplemented by the Fourth Supplemental Indenture made as of November 29, 2013 (the “Fourth Supplemental Indenture” and, together with any further instruments or agreements in each case supplemental or ancillary thereto, the “Indenture”) made between the Corporation and BNY Trust Company of Canada (the “Trustee”). Reference is hereby expressly made to the Indenture and the Prospectus Supplement for particulars of the rights of the Holders of the Debentures and of the Corporation and of the Trustee in respect thereof and the terms and conditions upon which the Debentures are issued or may be issued and held, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture by acceptance hereof assents. Capitalized terms used but not defined herein have the meanings attributed to them in the Indenture. The 2.926% Fixed/Floating Subordinated Debentures due 2023 (the “Debentures”), of which this is one, are issuable by the Corporation from time to time in an unlimited aggregate principal amount, subject to the terms and conditions of the Indenture. The aggregate principal amount of Debentures of other series which may be issued under the Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Indenture.

The indebtedness evidenced by this Debenture and all other Debentures now or hereafter certified and delivered under the Indenture is subordinated and subject in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (as defined in the Indenture) and all Policy Liabilities (as defined in the Indenture) of the Corporation, whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The Debentures are direct obligations of the Corporation but are not secured by any mortgage, pledge, hypothec or other charge.

As interest on this Debenture becomes due, the Corporation (except in the case of payment at maturity or on acceleration or redemption, at which time payment of interest may be made upon surrender of this Debenture) shall, at least three business days prior to each date on which interest becomes due, forward or cause to be forwarded by (i) electronic transfer of immediately available funds to the account designated by the applicable Holder, or (ii) first class mail, postage prepaid, to the Holder hereof, or in the case of joint Holders, to the joint Holder whose name first appears on the register, subject to the provisions of the Indenture and in the manner provided therein, a cheque for such interest, in each case less any tax required by law to be deducted. Subject to the provisions of the Indenture, the transfer of such funds or the mailing of such cheque shall satisfy and discharge all liability for interest on this Debenture to the extent of the sum represented by such cheque (plus the amount of any tax withheld).

Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

The right is reserved to the Corporation to purchase or redeem Debentures for cancellation in accordance with the provisions of the Indenture.

The principal hereof may become or be declared due and payable before the stated maturity date in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all Holders of Debentures outstanding thereunder resolutions passed at meetings of such Holders held in accordance with such provisions and instruments signed by the Holders of a specified majority of such Debentures outstanding.

This Debenture has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered, sold or delivered,

2

directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of a U.S. person (as defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

This Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Trustee in the City of Toronto by the Holder hereof or such Holder’s executors or administrator or other legal representatives, or such Holder’s attorney duly appointed by an instrument in form and substance satisfactory to the Trustee or other registrar, and upon compliance with such reasonable requirements as the Trustee and/or other registrar may prescribe.

The Indenture and the Debentures shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

This Debenture shall not become obligatory for any purpose until it has been certified by the Trustee under the Indenture.

- signature page follows -

3

IN WITNESS WHEREOF this Debenture has been duly executed as of the Issue Date specified above.

THE MANUFACTURERS LIFE INSURANCE COMPANY
By:
Name: Stephen B. Roder
Title: Senior Executive Vice President and Chief Financial Officer
c/s
By:
Name: H. Steven Moore
Title: Senior Vice President, Treasurer and Investor Relations

(FORM OF TRUSTEE’S CERTIFICATE)

TRUSTEE’S CERTIFICATE

This Definitive Security represents one of the Debentures of a series of 2.926% Fixed/Floating Subordinated Debentures referred to in the Indenture within mentioned.

BNY TRUST COMPANY OF CANADA, Trustee
By:
Name: Steven Broude Title: Authorized Signatory

(FORM OF REGISTRATION PANEL)

REGISTRATION PANEL

(No writing hereon except by the Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Trustee or Registrar

(FORM OF CERTIFICATE OF TRANSFER)

CERTIFICATE OF TRANSFER

To assign this Debenture, fill in the form below:

I or we assign and transfer this Debenture to

(Print or type assignee’s name, address and postal code)

(Insert assignee’s social insurance or security or tax identifying number)

and irrevocably appoint                                                   agent to transfer this Debenture on the books of the Corporation. The agent may substitute another to act for him.

Date:	Your Signature:

Sign exactly as your name appears on the other side of this Debenture.

* Signature Guarantee

* This signature must be guaranteed by a Canadian chartered bank, trust company or a member of the Investment Industry Regulatory Organization of Canada.

SCHEDULE B

FORM OF U.S. LEGEND

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE MANUFACTURERS LIFE INSURANCE COMPANY (THE “CORPORATION”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS OR (C) INSIDE THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE SECUR1TIES ACT OR (2) RULE 144 UNDER THE SECURITIES ACT, IF AVAILABLE, AND, IN EACH CASE, IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS. IN THE CASE OF (C) ABOVE, THE HOLDER MUST FURNISH TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO THE EFFECT THAT THE PROPOSED TRANSFER MAY BE EFFECTED WITHOUT REGISTRATION UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS. IF THE CORPORATION IS A “FOREIGN ISSUER” WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE “GOOD DELIVERY”, MAY BE OBTAINED FROM THE TRUST COMPANY (THE “TRUSTEE”) UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION IN A FORM SATISFACTORY TO THE TRUSTEE AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT;

provided, that if the Debentures are being sold under Clause (B), the legend may be removed by providing a declaration to the Trustee, to the following effect (or in such form as the Corporation or the Trustee may from time to time prescribe):

The undersigned (A) acknowledges that the sale of                         Debentures, represented by certificate numbers                        , to which this declaration relates is being made in reliance upon Rule 904 of Regulation S under the United States Securities Act of 1933 (the “Securities Act”) and (B) certifies that (1) it is not an “affiliate” of The Manufacturers Life Insurance Company (as defined in Rule 405 under the Securities Act), (2) the offer of such securities was not made to a person in the United States and at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any person acting on its behalf engaged or will engage in any directed selling efforts in connection with the offer and sale of such securities, and (4) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the Securities Act. Terms used herein have the meaning given to them by Regulation S.

and, provided further, that if any such securities are being sold under paragraph (C)(2) above the legend may be removed by delivery to the Trustee of an opinion of counsel, of recognized standing reasonably satisfactory to the Corporation, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

Prior to the issuance of the Debentures, the Corporation shall notify the Trustee, in writing, concerning which certificates are to bear the legend described above. The Trustee will thereafter maintain a list of all registered holders from time to time of legended Debentures.